                                                                     EXHIBIT 1.1

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411  FAX : (65) 6226 0502


FOR IMMEDIATE RELEASE


                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                              Q2 2005 PERFORMANCE


SINGAPORE, AUGUST 10, 2005 - China Yuchai International Limited (CYI) today announced the performance for the quarter ended June 30, 2005 with net income of Rmb85.2 million (US$10.3 million) as compared to net income of Rmb98.9 million (US$12.0 million) for the same period in 2004.

Net sales of Rmb1,754.4 million (US$212.0 million) for the quarter ended June 30, 2005 represents an increase of 53% compared to the same period last year of Rmb1,149.6 million (US$138.9 million). Total unit sales of 67,581 diesel engines for the quarter ended June 30, 2005 was 65% higher than the same period last year of 40,922 diesel engines.

Net sales of Rmb3,515.3 million (US$424.7 million) for the six months ended June 30, 2005 represents an increase of approximately 29% compared to Rmb2,726.7 million (US$329.5 million) for the same period last year. Total unit sales of 138,514 diesel engines for the six months ended June 30, 2005 was approximately 32% higher than the same period last year of 105,323 diesel engines. This was mainly due to the strong unit sales arising from Yuchai's 6105 medium, 4-series light-duty diesel and industrial engines.

The overall gross margin of 24.2% for the six months ended June 30, 2005 was 6.8% lower than the 31.0% gross margin of the same period last year mainly due to product sales mix and higher raw material costs. Yuchai sold 80% more of the lower margins light-duty diesel engines in the first half of 2005 compared to same period 2004.

For the six months ended June 30, 2005, selling, general and administrative expenses increased by approximately 18.8% due mainly to higher transport charges and other operating expenses.

For the period ended June 30, 2005, trade account receivables and inventories increased as a result of higher sales volume and normal seasonality factors. Bank borrowings have increased for the period ended June 30, 2005 mainly due to increased capital expenditure payments made and higher working capital requirements during the six months ended June 30, 2005.

Basic and diluted net income per share for the six months ended June 30, 2005 was Rmb7.29 (US$0.88) compared to a basic and diluted net income per share of Rmb8.32 (US$1.01) for the same period in 2004.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411  FAX : (65) 6226 0502

Mr Philip Ting, Director and CFO mentioned that "Yuchai's unit sales growth of approximately 32% in the first half of 2005 demonstrated that demand for trucks and buses remained to be good although CYI's net income has declined by approximately 12% for the six months ended June 30, 2005 due to gross margin decline from product sales mix and higher raw materials costs. Government industry statistics show that in the first half of 2005, there was an increase of approximately 8% in sales of trucks and buses in China compared to the same period last year. Yuchai management believes that the new super heavy-duty diesel engine - 6L/6M (previously called 6113) remains to have a positive outlook, arising from demand for bigger trucks and buses."

General Information

Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.


China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:      Mr Teo Tong Kooi, President and Director
                      Mr Philip Ting, Director and CFO


Note 1: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on June 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2005 or at any other date.

Note 2:  All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2005
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          For Quarter ended June 30,            For six months ended June 30,
                                                     -------------------------------------   -------------------------------------
                                                        2004          2005         2005         2004          2005         2005
                                                     ----------    ----------   ----------   ----------    ----------   ----------
                                                       Rmb'000       Rmb'000      US$'000      Rmb'000       Rmb'000      US$'000

Net sales.........................................    1,149,587     1,754,368      211,970    2,726,732     3,515,325      424,736
Cost of goods sold................................      814,105     1,398,360      168,955    1,881,895     2,663,430      321,807
                                                     ----------    ----------   ----------   ----------    ----------   ----------
Gross profit......................................      335,482       356,008       43,015      844,837       851,895      102,929

Research and development cost.....................       30,904        27,583        3,333       62,031        64,571        7,802
Selling, general and administrative expenses......      144,609       195,943       23,674      318,533       378,421       45,722
                                                     ----------    ----------   ----------   ----------    ----------   ----------
Operating income..................................      159,969       132,482       16,008      464,273       408,903       49,405
Finance cost......................................        7,863        15,606        1,885       13,807        25,468        3,077
Other net income..................................        5,300        11,611        1,403        5,880        15,043        1,818
Share of equity in income of affiliates...........            -         2,304          278            -         2,304          278
                                                     ----------    ----------   ----------   ----------    ----------   ----------
Income before income taxes and
   minority interests.............................      157,406       130,791       15,804      456,346       400,782       48,424

Income tax expense................................       26,751        19,870        2,402       69,744        62,107        7,504
                                                     ----------    ----------   ----------   ----------    ----------   ----------
Income before minority interests..................      130,655       110,921       13,402      386,602       338,675       40,920

Minority interests in income of consolidated
   subsidiaries...................................       31,744        25,016        3,023       92,632        79,125        9,561
                                                     ----------    ----------   ----------   ----------    ----------   ----------
Net income........................................       98,911        85,905       10,379      293,970       259,550       31,359
                                                     ==========    ==========   ==========   ==========    ==========   ==========


Net income per common share                              Rmb           Rmb          US$          Rmb           Rmb         US$
   Basic and diluted .............................         2.80          2.39         0.29         8.32          7.29         0.88
                                                     ==========    ==========   ==========   ==========    ==========   ==========

Weighted average number of shares outstanding.....   35,340,000    35,869,580   35,869,580   35,340,000    35,606,253   35,606,253


Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on June 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2005 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
SELECTED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)


                                                         As of                   As of
                                                  December 31, 2004          June 30, 2005
                                                  -----------------     -------------------------
                                                       (Audited)              (Unaudited)

                                                         RMB               RMB              US$

Cash Balances                                          722,672            842,870          101,839

Trade Accounts Receivable, Net                         875,565          1,778,932          214,938

Inventories, Net                                     1,346,545          1,768,085          213,627

Investment in Associate company                            Nil            173,495           20,962

Amount due from a related company (non-trade)          205,000            209,807           25,350

Net Current Assets                                   1,332,522          1,299,098          156,962

Total Assets                                         5,384,248          7,649,456          924,238

Trade Accounts Payable                               1,089,717          2,169,952          262,182

Short-Term and Long-Term Borrowings                    530,000          1,080,465          130,546

Shareholders' Equity                                 2,483,084          2,844,648          343,702


Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2765 = US$1.00, the rate quoted by the People's Bank of China at the close of business on June 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2005 or at any other date.